news release

Encana reports solid first quarter operating performance and continued liquids growth

Calgary, Alberta (May 12, 2015) TSX, NYSE: ECA

Encana delivered strong results in the first quarter, during which it grew liquids production and cash flow, advanced the development of its four most strategic assets and prudently managed its balance sheet. Highlights include:

•	cash flow of approximately $495 million, up 31 percent from the fourth quarter of 2014
•	liquids production of approximately 120,700 barrels per day (bbls/d), up 78 percent year-over-year and 13 percent from the fourth quarter of 2014
•	significant improvements in well performance, drilling and completion cycle times and cost savings in the company’s four most strategic assets, the Montney, Duvernay, Eagle Ford and Permian
•	approximately 80 percent of capital invested in the company’s four most strategic assets
•	continued efficiencies that have the company on track to deliver the full-year capital savings of $300 million and direct operating cost savings of $75 million embedded in its 2015 guidance
•	completed a bought deal common share offering in March, and in early April used the net proceeds, along with cash on hand, to redeem approximately $1.3 billion of long-term debt

“Through the continued advancement of our strategy, our first quarter results demonstrate the impact of our high quality portfolio, focused capital investment and prudent balance sheet management,” said Doug Suttles, Encana President & CEO. “Through innovation, execution improvements and teamwork, we continue to drive greater performance and efficiency throughout the company.”

Consistent with its strategy to invest capital to grow higher margin production, and supported by its portfolio transformation in 2014, Encana’s liquids volumes have increased 78 percent year-over-year. Approximately 74 percent of liquids production in the first quarter was generated from the Montney, Duvernay, Eagle Ford and Permian. Encana’s first quarter investment in these assets is expected to deliver a significant increase of liquids production in the second half of 2015.

“We’ve made good progress repositioning our portfolio which now includes core positions in some of the highest netback basins in North America,” said Suttles. “Our four most strategic assets are the growth engine of the company, currently generating better margins than the entire portfolio did in 2013 when both oil and natural gas prices were substantially higher.”

Total company production averaged approximately 430,100 barrels of oil equivalent per day (BOE/d) during the quarter, down from about 536,100 BOE/d in the same quarter in 2014, reflecting the sale of lower margin assets and the company’s shift to a higher margin, liquids-weighted production mix.

The company continues to prudently manage its balance sheet and in April used the net proceeds from its common share offering, and cash on hand, to redeem approximately $1.3 billion of long-term debt. The redemption of this debt required a one-time early interest payment of approximately $165 million, which is expected to save Encana a gross amount of over $200 million in future interest expense and further enhance its financial flexibility.

As announced in its revised guidance, and based on assumptions of $50 WTI and $3 NYMEX prices, Encana expects to fully fund its 2015 capital program and dividend from anticipated cash flow along with proceeds from previously announced divestitures of certain Clearwater assets and Montney midstream infrastructure. Both transactions closed during the first quarter generating net proceeds of about $827 million after closing adjustments.

Encana generated first quarter cash flow of $495 million or $0.65 per share, compared to $1.1 billion or $1.48 per share in the first quarter of 2014, a decrease primarily attributable to sharp declines in oil and natural gas prices. Operating earnings were $9 million or $0.01 per share, compared to $515 million or $0.70 per share in the first quarter of 2014. First quarter 2015 per share amounts include the weighted average proportion of the additional 98,458,975 common shares issued through the company’s recent bought deal common share offering.

On a reported basis, due primarily to a non-cash, after-tax ceiling test impairment and a non-operating foreign exchange loss, Encana recorded a net loss of $1.7 billion for the first quarter.

Innovation delivers better wells, lower costs and creates line of sight to larger drilling inventory

“Our team is doing a good job significantly improving well performance, lowering costs all across our operations and gaining line of sight to increased drilling inventory,” said Suttles. “We are leveraging the power of our portfolio by taking proven drilling and completion techniques from areas such as the Haynesville, Piceance and Montney and applying them in the Permian, Eagle Ford and Duvernay.”

Encana continues to evolve its resource play hub (RPH) model, applying simultaneous drilling and completions operations on multi-well pads to drive greater productivity and cost efficiencies. Through the optimization of well completions, and the application of high intensity hydraulic fracturing, the company is increasing initial production rates and delivering stronger well performance.

Permian: RPH model accelerating development

In its first full quarter of activity, Encana started full RPH development, drilled its first multi-well pad, began deploying simultaneous operations and tested high intensity fracs of up to 3,000 pounds of sand per foot of lateral length. The company has realized cost savings of approximately $700,000 per well compared to average well costs from the fourth quarter of 2014. Encana continues to test tighter inter-well spacing, stacked laterals and cluster spacing in the play, with the company actively working in the Wolfcamp A, B and C and Lower Spraberry zones. The company ran six horizontal rigs and seven vertical rigs, drilled 46 net wells and delivered average liquids production of 26,700 bbls/d. While production was impacted by adverse weather, the company exited the quarter at 37,900 BOE/d, an increase of 22 percent since December 2014. Encana is on track to grow net annualized production to approximately 45,000 BOE/d.

Eagle Ford: Improving production and lowering costs

Encana drilled its fastest three wells to date during the quarter and reduced normalized drilling costs by 15 percent compared to the fourth quarter of 2014. In total, Encana has reduced its drilling and completion costs by $1 million per well since acquiring its position in the play last year. Encana sees potential for stacked pay in future development with current production performance driven by larger frac designs, higher sand concentration and tighter cluster spacing which has been reduced to less than 50 feet. The company is seeing promising early results from new wells in an area known as the Graben. Base optimization efforts reduced decline rates by 50 percent over the first quarter. Twenty-seven net wells were drilled in the play during the quarter and liquids production averaged 36,000 bbls/d. Encana remains on track to grow net annualized production to approximately 50,000 BOE/d.

Duvernay: Reduced drilling and completion costs

Encana’s RPH model continues to deliver efficiencies with completions costs down approximately 25 percent and drilling costs down approximately 45 percent compared to the first quarter of 2014. Encana successfully piloted dual-frac spread operations on an eight-well pad for $7.6 million per well, a cost saving of approximately 10 percent. The company delivered pace-setting results during the first quarter, drilling its lowest cost well to date at $3.2 million at a lateral length of 6,800 feet. In addition, Encana drilled the longest lateral in the play to date at 9,350 feet at a cost of $3.5 million. In 2014, Encana completed work on its water delivery and disposal infrastructure and as a result is now saving approximately 70 percent on water handling costs in the play compared to last year. Six net wells were drilled in the first quarter and liquids production averaged 2,800 bbls/d. Expected net production for 2015 is approximately 10,000 BOE/d.

Montney: Completion design driving over 30 percent production improvement

Encana continues to enhance completion design in the Montney, resulting in over 30 percent production improvement on new wells. The company continues to improve its drilling performance with the fastest well to date drilled in 13 days at a lateral length of 6,560 feet, a 10 percent improvement from the 2014 average. Encana realized a $1 million reduction in drilling and completion costs during the first quarter compared to its 2014 average in the play. During the quarter, Encana finished mechanical construction of the Saturn 15-27 compressor station, which is part of the recently announced Montney midstream transaction. The station will provide an additional 200 million cubic feet per day (MMcf/d) of processing capacity and is expected to be online in June. Eight net wells were drilled in the first quarter and natural gas and liquids production was 717 MMcf/d and 23,500 bbls/d, respectively. Net production for 2015 is expected to be greater than 140,000 BOE/d.

Encana’s Risk Management Program

At March 31, 2015, Encana has hedged approximately 1,000 MMcf/d of expected April to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per thousand cubic feet (Mcf). In addition, Encana has hedged approximately 55,800 bbls/d of expected April to December 2015 oil production using WTI fixed price contracts at an average price of $62.09 per bbl.

Dividend Declared

On May 11, 2015, the Board of Directors declared a dividend of $0.07 per share payable on June 30, 2015 to common shareholders of record as of June 15, 2015.

First Quarter Highlights

Financial Summary
(for the period ended March 31) ($ millions, except per share amounts)	Q1 2015	Q1 2014
Cash flow[1]	495	1,094
Per share diluted	0.65	1.48

Operating earnings[1]	9	515
Per share diluted	0.01	0.70

Earnings Reconciliation Summary
Net earnings (loss) attributable to common shareholders	(1,707)	116
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(98)	(203)
Impairments	(1,222)	—
Restructuring charges	—	(10)
Non-operating foreign exchange gain (loss)	(508)	(194)
Gain (loss) on divestitures	10	—
Income tax adjustments	102	8

Operating earnings[1]	9	515
Per share diluted	0.01	0.70

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary

(for the period ended March 31) (after royalties)	Q1 2015	Q1 2014	% Δ
Natural gas (MMcf/d)	1,857	2,809	(34)
Liquids (Mbbls/d)	120.7	67.9	78

First Quarter Natural Gas and Liquids Prices

	Q1 2015	Q1 2014
Natural gas
NYMEX ($/MMBtu)	2.98	4.94
Encana realized gas price[1] ($/Mcf)	4.78	5.82
Oil and NGLs ($/bbl)
WTI	48.64	98.68
Encana realized liquids price[1]	37.83	69.19

[1]	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the results will be held for the investment community today, May 12, 2015, beginning at 7 a.m. MT (9 a.m. ET). To participate, please dial (877) 291-4570 (toll-free in North America) or (647) 788-4919 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on May 12 until 9:59 p.m. MT on May 19, 2015 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 56242824.

The Annual and Special Meeting of Shareholders will be held today, May 12, 2015, at BMO Centre, Palomino Room, 20 Roundup Way S.E., Calgary, Alberta, beginning at 10 a.m. MT (12 p.m. ET). Live audio webcasts of the conference call and the Annual and Special Meeting of Shareholders, as well as presentation slides, will also be available via Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
•	Operating earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION – Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

30-day initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to:

•	on track to deliver efficiencies and full-year capital savings of $300 million and direct operating cost savings of $75 million
•	focused investment in assets expected to deliver a significant increase of liquids production in the second half of 2015
•	anticipated future interest expense savings while further enhancing its financial flexibility
•	the company’s expectation to fully fund its 2015 capital program and dividend with anticipated cash flow and proceeds from divestitures
•	expected hedging activities
•	anticipated cash flow
•	expected net production for 2015
•	the continued evolution of the company’s resource play hub model to drive greater productivity and cost efficiencies
•	potential stacked pay and future performance driven by new technology
•	anticipated increased initial production rates and well performance
•	anticipated 2015 capital investment
•	anticipated dividends
•	the expectation of meeting the targets in the company’s 2015 corporate guidance

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things:

•	commodity price volatility
•	assumptions based upon the company’s current guidance
•	fluctuations in currency and interest rates
•	risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks
•	imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates
•	potential disruption or unexpected technical difficulties in developing new facilities
•	risks associated with technology
•	the company’s ability to acquire or find additional reserves

•	availability of hedges at attractive prices and hedging activities resulting in realized and unrealized losses business interruption and casualty losses
•	risk of the company not operating all of its properties and assets
•	risk of downgrade in credit rating and its adverse effects
•	counterparty risk
•	liability for indemnification obligations to third parties
•	variability of dividends to be paid
•	its ability to generate sufficient cash flow from operations to meet its current and future obligations
•	its ability to access external sources of debt and equity capital
•	the timing and the costs of well and pipeline construction
•	risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met

•	changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations
•	political and economic conditions in the countries in which the company operates
•	terrorist threats
•	risks associated with existing and potential future lawsuits and regulatory actions made against the company
•	risk arising from price basis differential
•	the company’s ability to secure adequate product transportation
•	and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends.

Forward-looking information respecting anticipated 2015 cash flow for Encana is based upon, among other things, achieving average production for 2015 of between 1.60 Bcf/d and 1.70 Bcf/d of natural gas and 130,000 bbls/d to 150,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.00 per MMBtu and WTI of $50 per bbl, an estimated U.S./Canadian dollar exchange rate of $0.80 and a weighted average number of outstanding shares for Encana of approximately 821 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Sr. Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation